March 22, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mailstop 4720, Washington, D.C. 20549

Attn.: Mr. Vincent J. Di Stefano, Senior Counsel

Re:	ClearBridge Energy MLP Fund Inc. (the “Fund”)

Registration Statement on Form N-2, File Numbers 811-22405 & 333-178695

Dear Mr. Di Stefano:

Reference is made to the ClearBridge Energy MLP Fund Inc.’s (the “Fund”) Pre-Effective Amendment No. 1 (“Amendment No. 1”) to the above referenced registration statement of the Fund, which was originally filed with the Securities and Exchange Commission (the “Commission”) on December 22, 2011, pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (the “Registration Statement”). Amendment No. 1 was filed with the Commission through the Commission’s electronic data gathering, analysis and retrieval (“EDGAR”) system on February 24, 2012.

On behalf of the Fund, we are providing the following response to a comment received by telephone from the staff of the Commission (the “Staff”) on March 19, 2012, relating to the Registration Statement. For convenience of reference, the comment of the Staff has been reproduced herein.

SAI

Financial Statements

In the notes to the financial statements related to fair valuation of investments, pursuant to ASU 2010-06 and ASC Topic 820, please confirm that there were no significant transfers between levels 1 and 2 during the reported period.

In response to the Staff’s comment, the Fund confirms that there were no significant transfers between levels 1 and 2 during the reported period. The Fund respectfully submits that the relevant guidance does not require the Fund to affirmatively state in the financial statements that there were no such transfers. Representatives of the Fund spoke with the accounting department of the Staff by telephone on March 20, 2012, and it is the Fund’s understanding that the accounting department of the Staff concurs with this analysis.

In connection with the above-referenced filing, the Fund hereby acknowledges that:

1.	The Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

3.	The Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Fund hereby respectfully requests that the Staff declare the Registration Statement effective as soon as is practicable.

Please call Sarah Cogan (212-455-3575) or Benjamin Wells (212-455-3566) with any questions you may have regarding this filing or if you wish to discuss the above response.

Very truly yours,

/s/ SIMPSON THACHER & BARTLETT LLP